UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Registered Direct Offering

On February 1, 2024, Akanda Corp., a corporation organized under the laws of the Province of Ontario (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors in connection with the issuance and sale by the Company in a registered direct offering at market price in accordance with Nasdaq rules (the “Offering”) of 280,851 of the Company’s Common Shares, no par value per share (the “Common Shares” and, such number of Common Shares issued and sold in the Offering, the “Offered Shares”), at a purchase price of $0.406 per Offered Share, and pre-funded warrants to purchase 1,462,991 Common Shares at a purchase price of each pre-funded warrant equal to the price at which one Common Share is sold in the Offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share (the “Pre-Funded Warrants” and, such number of Pre-Funded Warrants issued and sold in the Offering, the “Offered Pre-Funded Warrants”), pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement to be dated as of February 2, 2024 (such registration statement, base prospectus and prospectus supplement, collectively, the “Registration Statement”), filed with the Securities and Exchange Commission. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the Pre-Funded Warrant.

Univest Securities, LLC (“Univest”) acted as exclusive financial advisor in connection with the Offering, and in consideration therefor the Company agreed to pay Univest a cash fee of $500 to be paid at the closing of the Offering. The Company will also reimburse Univest for legal fees and other reasonable and documented out-of-pocket expenses incurred in connection with the Offering an amount not to exceed an aggregate of $10,000.

The gross proceeds from the Offering were approximately $708,000 before deducting Univest’s fees and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for capital expenditures, operating capacity, working capital, general corporate purposes and the refinancing or repayment of existing indebtedness and acquisitions of complementary products, technologies or businesses.

The Purchase Agreement includes customary representations, warranties and covenants by the Company and the Purchasers.  Additionally, the Company has agreed to provide the Purchasers with customary indemnification under the Purchase Agreement against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The closing of the issuance of the Offered Shares and Offered Pre-Funded Warrants occurred on February 2, 2024. The Company issued a press release announcing the closing of the Offering on February 2, 2024, which is attached hereto as Exhibit 99.1.

The foregoing description of the Purchase Agreement and Pre-Funded Warrants is only a summary and is qualified in its entirety by reference to the complete text of the form of Purchase Agreement and the form of Pre-Funded Warrants, a copy of which are attached as Exhibit 1.1 and Exhibit 4.1 to this Report on Form 6-K and are incorporated by reference herein and into the Company’s registration statement on Form F-3 (File No. 333-276577), which was declared effective as of January 29, 2024 by Securities and Exchange Commission.

Copies of the opinion of Gowling WLG regarding the validity of the Offered Shares are filed as Exhibit 5.1 to this Report on Form 6-K and are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-276577), filed with the Securities and Exchange Commission.

Press Release

On February 2, 2024, Akanda Corp. issued a press release announcing that it is actively following the developments in federal US policy to reschedule and/or deschedule cannabis under the Controlled Substances Act, a copy of which is furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

The press releases furnished in this report as Exhibit 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description

1.1	Form of Securities Purchase Agreement

4.1	Form of Pre-Funded Warrant

5.1	Opinion of Gowling WLG

23.1	Consent of Opinion of Gowling WLG (set forth in Exhibit 5.1)

99.1	Press Release issued by Akanda Corp. to Announce the Closing of the Offering

99.2	Press Release issued by Akanda Corp. to Provide Update on Scheduling Policy in the U.S.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: February 2, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

Exhibit Index

Exhibit No.	Description

1.1	Form of Securities Purchase Agreement

4.1	Form of Pre-Funded Warrant

5.1	Opinion of Gowling WLG

23.1	Consent of Opinion of Gowling WLG (set forth in Exhibit 5.1)

99.1	Press Release issued by Akanda Corp. to Announce the Closing of the Offering

99.2	Press Release issued by Akanda Corp. to Provide Update on Scheduling Policy in the U.S.